                           POLLET, RICHARDSON & PATEL
                                A LAW CORPORATION
                            10900 WILSHIRE BOULEVARD
                                    SUITE 500
                          LOS ANGELES, CALIFORNIA 90024
                            TELEPHONE (310) 208-1182
                               FAX (310) 208-1154




                                  July 11, 2002



VIA EDGAR AND OVERNIGHT MAIL
----------------------------
U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Mail Stop 0304

Attn:    Mr. Bradley Kamlet
         Ms. Amanda Gordon

       Re:     1st Step, Inc.
               Application for Withdrawal of Registration Statement on Form SB-2 File No.: 333-87514
               -------------------

Dear Sirs:

         We are securities counsel for 1st Step, Inc. (the "Registrant"). On behalf of the Registrant, we hereby request pursuant to Rule 477 under the Securities Act of 1933, as amended, that the Commission withdraw the Registrant's Registration Statement on Form SB-2 initially filed with the Commission on May 3, 2002 (File No. 333-87514) (the "Registration Statement"). This application for withdrawal is made on the grounds that the Registrant has determined, in its business judgment, to alter the nature of the underlying transaction, and intends to file a new registration statement and prospectus reflecting the new transaction as soon as practicable. The Registrant further advises the Commission that no shares of Common Stock sought to be registered pursuant to the Registration Statement have been offered or sold.




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Mr. Bradley Kamlet
Ms. Amanda Gordon
Application for Withdrawal of Form SB-2
July 11, 2002
Page 2




         Please stamp the enclosed additional copy of this letter with the date of receipt and return it to the undersigned in the envelope provided. If you should have any further questions regarding this request for withdrawal, please do not hesitate to contact the undersigned at Pollet, Richardson & Patel at
(310) 208-1182.


                                                     Very truly yours,
                                                     POLLET, RICHARDSON & PATEL
                                                     A LAW CORPORATION


                                                     By: /s/ Nimish Patel
                                                         -----------------------
                                                         Nimish Patel, Esq.


cc:      Mr. Corbin Bernsen
         Mr. Shaun Edwardes